Exhibit 99.4

The following was posted by OpenText on Twitter at https://twitter.com/OpenText/status/1193879958558511109 on November 11, 2019.

The following was posted by OpenText on Twitter at https://twitter.com/pattynagleOT/status/1193924432500285440 on November 11, 2019.

The following was posted by OpenText on Twitter at https://twitter.com/OpenText/status/1193959646714880000 on November 11, 2019.

Open Text to Buy Cybersecurity Company Carbonite

Canadian company’s offer of $23 a share is a 25% premium to Carbonite’s closing price on Friday

By Dave Sebastian

Updated Nov. 11, 2019 1:47 pm ET

Open Text Corp. is buying cybersecurity company Carbonite Inc. for $884 million.

The Canadian company’s offer of $23 a share is a 25% premium to Carbonite’s closing price on Friday of $18.40.

The deal price also represents a 78% premium to where Carbonite shares were trading in early September, when Bloomberg reported the company was exploring a sale after receiving takeover interest.

Shares of Carbonite leaped 25% Monday.

Carbonite’s board was in contact with a number of strategic and financial suitors as part of its process, Steve Munford, Carbonite’s executive chairman, said in prepared remarks. Mr. Munford also serves as interim chief executive and president.

Open Text, which offers enterprise information-management software, said the deal would expand its cloud revenue and adjusted earnings before interest, taxes, depreciation and amortization in fiscal year 2021. Shares of Open Text rose 2.4% on Monday.

Open Text Chief Executive Mark Barrenechea said the acquisition would provide access to Carbonite’s enterprise users, including small and midsize businesses. It would complement Open Text’s offerings of endpoint security, or a way of securing end-user devices such as mobile phones and laptops, he said.

“We believe the end markets are quite strategic and have strong industrial logic to them, which is endpoint protection and endpoint data security,” Mr. Barrenechea said in an interview. “In the age of cloud and nomadic workforces, you need to own the edge.”

The companies expect the transaction to close within 90 days.

Also on Monday, Carbonite reported third-quarter results. For the quarter ended Sept. 30, the Boston-based company posted a net loss of $13.96 million, or 40 cents a share, compared with a profit of $586,000, or 2 cents a share, in the same period last year.

Revenue rose 62% to $125.6 million from a year earlier. Operating expenses rose 80% to $92.5 million.

https://www.wsj.com/articles/open-text-to-buy-cybersecurity-company-carbonite-11573485958

The following was posted by Mark J. Barrenechea, Vice Chair, Chief Executive Officer and Chief Technology Officer of OpenText, and by OpenText, on Twitter at https://twitter.com/markbarrenechea/status/1193953599014883328 on November 11, 2019.

OpenText Agrees to Buy Carbonite for $1.42 Billion

By Eric J. Savitz

Nov. 11, 2019 10:50 am ET

Carbonite is being acquired by OpenText for $1.42 billion. Photograph by Jordan Harrison Carbonite (ticker: CARB), a Boston-based cybersecurity company that has been shopping itself around for months now, said this morning it has agreed to be acquired by OpenText (OTEX) for $1.42 billion, or $23 a share. Carbonite notes that the price is a 78% premium to its shares on September 5, ahead of a media report speculating on a possible sale.

Carbonite CEO Steve Mumford said in a statement that the company “conducted a thorough and comprehensive review process” after receiving “expressions of interest from multiple parties.”

He added that “the Board strongly believes that a transaction with OpenText delivers compelling, immediate and substantial cash value to shareholders.”

OpenText sells enterprise information management software.

“Cloud platforms and secured, smart endpoints are essential Information Management technologies as businesses transform into Industry 4.0,” OpenText CEO Mark J. Barrenechea said in a statement. “This acquisition will further strengthen OpenText as a leader in cloud platforms, complete end-point security and protection.”

OpenText noted that the purchase price is about 2.8 times Carbonite’s trailing 12 months GAAP revenue. The company said it expects “significant expansion of cloud revenues, cloud margins, adjusted Ebitda and cash flows in fiscal 2021.” The companies expect the deal to close within 90 days.

Last week, there were reports that multiple private-equity firms had shown interest in buying Carbonite, including KKR, Evergreen Coast Capital and Vector Capital.

Carbonite also reported third-quarter financial results on Monday. For the quarter, the company posted revenue of $125.6 million, up 62% year over year. Non-GAAP revenue was $135 million, up 71%, and ahead of the Street consensus at $131.6 million. The company posted adjusted earnings of 61 cents a share, ahead of the Street consensus at 47 cents. On a GAAP basis, the company lost $140 million, or 40 cents a share. Adjusted earnings before interest, tax, depreciation, and amortization, or Ebitda, was $40.2 million, versus $23.0 million in the year-earlier quarter.

Carbonite stock was up 24.4% to $22.89, just slightly below the bid price, in recent trading. OpenText shares were up 3.3%, to $42.93.

https://www.barrons.com/articles/opentext-agrees-to-buy-carbonite-51573487123

The following was posted by OpenText on Twitter at https://twitter.com/BostInno/status/1194684857043111936 on November 13, 2019.

Canadian Software Company OpenText Acquires Carbonite in $1.42B Deal

By Gintautas Dumcius -

November 11, 2019

This article first appeared in our sister publication the Boston Business Journal.

Boston-based tech company Carbonite Inc. has agreed to be acquired by Canadian software company OpenText in a $1.42 billion deal.

Carbonite, which provides subscription data protection, backup and security to businesses and consumers, is headquartered in Boston and has offices in Europe and Canada. The company employs 959 people, with 289 of those employees in Massachusetts.

“This acquisition will further strengthen OpenText as a leader in cloud platforms, complete end-point security and protection, and will open a new route to connect with customers, through Carbonite’s marquee SMB/prosumer channel and products,” said Mark J. Barrenechea, CEO and CTO of Waterloo, Ontario-based OpenText, in a statement. “We are very excited about the opportunities that Carbonite will bring, and I look forward to welcoming our new customers, partners and employees to OpenText.”

Carbonite’s acquisition comes nearly nine months after the company made its own acquisition: Carbonite in March closed on a $618.5 million acquisition of Colorado company Webroot, first known for selling desktop anti-spyware software and then later for selling security products to businesses.

Carbonite’s total revenue was $328 million for the nine months ending Sept. 30, up from $219.4 million in the same time period a year ago, an increase of 50 percent.

OpenText has agreed to pay $23 per share in cash—a 25 percent premium to Carbonite’s closing price on Friday—totaling $884 million, according to the Wall Street Journal. OpenText will also assume Carbonite’s debt.

OpenText said in a release the company plans to start the tender offer for all of the shares of Carbonite common stock within tender offer, through a wholly-owned subsidiary. The transaction is expected to close within 90 days.

Hilary Burns contributed to this report.

https://www.americaninno.com/boston/bostinno-bytes/canadian-software-company-opentext-acquires-carbonite-in-1-42b-deal/